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03013524

SECURITIE[S AND EXCHANGE COMMI]SSION
Washington, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 3 2003

SEC FILE NUMBER
8- 32185

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MORGAN SCHIFF & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 Park Avenue - 8th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas J. Sinclair (212) 548-6752
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

787 Seventh Avenue	New York	New York	10019
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Phillip Ean Cohen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Morgan Schiff & Co., Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman

Title

Virginia D. Dodson

Notary Public

VIRGINIA D. DODSON
Notary Public, State of New York
No. 31-4846523
Qualified in New York County
Commission Expires 8/31/05

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

Morgan Schiff & Co., Inc.

December 31, 2002
with Report of Independent Auditors

Morgan Schiff & Co., Inc.

Statement of Financial Condition

December 31, 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

The Board of Directors
Morgan Schiff & Co., Inc.

We have audited the accompanying statement of financial condition of Morgan Schiff & Co., Inc. (the "Company") as of December 31, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Morgan Schiff & Co., Inc. at December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP
Ernst + Young LLP

February 21, 2003

Morgan Schiff & Co., Inc.

Statement of Financial Condition

December 31, 2002

Assets	
Cash and cash equivalents	$ 449,290
Accounts receivable	137,341
Receivable from clearing organizations, net	16,958
Receivable from Chairman	1,352,096
Inventory	1,125
Furniture and equipment—at cost, less accumulated depreciation of $223,485	21,499
Other assets	93,099
	$ 2,071,408
Liabilities and stockholder's equity	
Accounts payable and accrued expenses	$ 260,918
Commitments and contingencies	
Stockholder's equity	1,810,490
	$ 2,071,408

See accompanying notes.

Morgan Schiff & Co., Inc.

Notes to Statement of Financial Condition

December 31, 2002

1. Organization

Morgan Schiff & Co., Inc. (the "Company") is a registered broker/dealer under the Securities Exchange Act of 1934. The Company provides investment banking and financial advisory services to clients. The Company's brokerage business clears on a fully disclosed basis through another broker/dealer. Accordingly, the Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission, and customer transactions are not reflected in the accompanying statement of financial condition. The Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. This exposure is reduced by the Company's policy of closely monitoring these accounts.

2. Summary of Significant Accounting Policies

General

The preparation of statement of financial condition is in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from management's estimates.

Cash equivalents represent investments in money market mutual funds.

Inventory

Inventory consists of marketable equity securities and is valued at market.

Furniture and Equipment

Furniture and equipment are carried at cost. Depreciation is provided on a straight-line basis over estimated useful lives of three to ten years.

Financial Advisory and Private Placement Fees

Financial advisory and private placement fees are earned by the Company for assisting clients in various investment banking activities. These fees are recorded as services are completed, at the date of a particular transaction's completion.

3. Related Party Transactions

The Company has entered into an agreement with the Chairman, which expires on February 13, 2005, whereby the Company can sell to the Chairman its inventory at a specific price. The inventory is being carried at its closing bid price in the over the counter market. The purchase price per the agreement is higher than the current market value by $13,875. The difference is included in the receivable from Chairman and is reflected as such in the statement of financial condition.

In addition, the Chairman has controlling or non-controlling ownership interests in companies for which the Company provided services during the year.

The continued existence of the Company is dependent upon the Chairman (the stockholder).

4. Income Taxes

For income tax purposes, the Company has elected to operate as an S corporation. As an S corporation, the Company is not liable to pay federal income tax. The income is passed through to the stockholder who includes such income in his federal income tax return.

New York City does not recognize S corporation status. New York State does recognize S corporation status, but imposes tax on such corporations. Therefore, the Company continues to provide for New York State and New York City taxes.

There are no material book-tax differences as of December 31, 2002.

5. Commitments and Contingencies

On October 31, 1997, the Company entered into a sublease agreement with respect to its operations. The terms of this lease were extended on August 31, 2002 to include the six months ending July 31, 2003. The minimum annual rental commitment under this sublease, exclusive of taxes and other charges, in 2003 is $174,720.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (the Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2002, the Company had net capital of $205,330 as defined under such rules, and a net capital requirement of $100,000. The Company's net capital ratio was 1.27 to 1.

7. Guarantees

As discussed in Note 1, the Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. The average amount of customer balances maintained by its clearing broker and subject to such indemnification in December 2002 was approximately $1.1 million. No liability has been recorded relating to such indemnification. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities.